Exhibit (a)(5)(ii)

MVC Capital Announces Results of Its Tender Offer

MVC will acquire 2,293,577 shares at $10.90 per share

PURCHASE, N.Y., December 22, 2017 (GLOBE NEWSWIRE) -- MVC Capital, Inc. (NYSE:MVC) ("MVC" or the "Company") today announced the final results of its second modified "Dutch Auction" Tender Offer during calendar year 2017, which expired at 5:00 p.m., New York City time, on December 21, 2017 (the "Tender Offer").

Based on the final count by Computershare Trust Company, N.A., the depositary for the Tender Offer, a total of 2,371,852 shares of MVC's common stock were properly tendered and not properly withdrawn at or below a purchase price of $10.90 per share.

In accordance with the terms and conditions of the Tender Offer and based on the final count by the depositary, MVC will accept for payment, at a purchase price of $10.90, 2,293,577 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, at an aggregate cost of $24,999,989.30, excluding fees and expenses relating to the Tender Offer. MVC will accept the shares on a pro rata basis and has been informed by the depositary that the proration factor for the Tender Offer is 96.7%. The shares purchased represent approximately 10.9% of MVC's common stock issued and outstanding as of November 22, 2017, the date of commencement of the Tender Offer.

The Tender Offer was made pursuant to an Offer to Purchase dated November 22, 2017 and the related Letter of Transmittal, by which the Company offered to purchase up to $25.0 million of its common stock, $0.01 par value per share, at a price per share not less than $10.40 and not greater than $11.00, which documents were filed with the Securities and Exchange Commission on November 22, 2017.

The information agent for the Tender Offer is Georgeson LLC and the depositary for the Tender Offer is Computershare Trust Company N.A. Any questions with regard to the Tender Offer may be directed to the information agent toll-free at (877) 507-1756.

MVC-G

About MVC Capital, Inc.

MVC Capital is a Business Development Company traded on the New York Stock Exchange that provides long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries. For MVC's investor relations, please call Jackie Rothchild at 914-510-9400 or Jeffrey Goldberger at 212-896-1249. All media inquiries should be directed to Andy Brimmer / Carrie Klapper at 212-355-4449.

Contact:

Investor Relations

Jackie Rothchild

MVC Capital, Inc.

914-510-9400

Media Inquiries:

Joele Frank, Wilkinson Brimmer Katcher

Andy Brimmer / Carrie Klapper

212-355-4449